CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

MANAGEMENT’S DISCUSSION & ANALYSIS
(Expressed in Canadian Dollars unless otherwise stated)

FOR THE QUARTER ENDED MAY 31, 2009

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MAY 31, 2009

The following Management’s Discussion & Analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended May 31, 2009 that are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc. on November 14, 2007.

On June 26, 2008 the Company changed its fiscal year end from June 30th to August 31st effective for the 2008 fiscal financial year.  The comparative figures used in the unaudited interim consolidated financial statements for the quarter ended May 31, 2009 are for the three months ended May 31, 2009 compared to the three months ended June 30, 2008, the closest and most meaningful comparable period from the prior quarter to the current quarter.

The Company changed its reporting currency from United States dollars to Canadian dollars effective September 1, 2008.  All dollar amounts are expressed in Canadian dollars unless otherwise stated.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as gross revenues, net revenues, and general and administrative expenses.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

FORWARD-LOOKING STATEMENT

Certain statements contained in the following Management’s Discussion & Analysis constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements.

Date of Report – July 10, 2009

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MAY 31, 2009

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”) and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada.

In April 2008, the Company received approval from the American Stock Exchange (which was acquired by the NYSE Euronext in October 2008, and was renamed from the American Stock Exchange to the NYSE Alternext US and subsequently renamed to the NYSE Amex) to list its common shares on the exchange under the symbol “MBA”.  On April 11, 2008, the Company’s common shares commenced trading on the NYSE Amex.  The Company’s Canadian trading symbol on the TSX Venture Exchange was changed to “MBA” to be consistent with the NYSE Amex.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  In particular, SSDC has contributed significantly to the operations of the Company since its acquisition in December 2007, and with SSDC’s functional currency being the Canadian dollar then reporting in Canadian dollars instead of United States dollars would be more appropriate for the Company.

OVERALL PERFORMANCE

Note – For the quarter ended June 30, 2008, the operating results for SSDC included an extra operating period due to the nature of its operating cycle, a 52 week operating period with 13 reporting periods.  As a result of the change in fiscal year end from June 30th to August 31st by the Company and the inclusion of an extra operating period in the quarter ended June 30, 2008 by SSDC, the comparison of the SSDC operating results for the quarter ended May 31, 2009 to the quarter ended June 30, 2008 is not entirely comparable.

For the three months ended May 31, 2009, gross revenues totaled $11,374,623 compared to $12,600,784 for the three months ended June 30, 2008, a decrease of 10% primarily due to the extra SSDC operating period in the quarter ended June 30, 2008.  If the extra SSDC operating period is excluded then gross revenues for the quarter ended June 30, 2008 would have been $10,279,106.  Comparing gross revenues of $11,374,623 for the quarter ended May 31, 2009 to the adjusted gross revenue amount of $10,279,106 for the quarter ended June 30, 2008 results in an increase of 11%.  CIBT’s net revenues averaged a 53% margin during the three months ended May 31, 2009 compared to a 58% margin during the three month period ended June 30, 2008.  SSDC’s net revenues averaged a 68% margin during the three months ended May 31, 2009 compared to a 66% margin during the three month period ended June 30, 2008.  IRIX’s net revenues averaged a 63% margin during the three months ended May 31, 2009 compared to a 43% margin during the three month period ended June 30, 2008.  Overall net revenues averaged a 64% margin during the three months ended May 31, 2009 compared to a 63% margin during the three month period ended June 30, 2008.  General and administrative expenses for the quarter ended May 31, 2009 was $6,284,793 (which represented 55% of the total gross revenues) compared to $6,802,543 (which represented 54% of the total gross revenues) for the quarter ended June 30, 2008, a decrease of 8% primarily due to the extra SSDC operating period in the prior quarter.  Refer to the “General and Administrative Expenses” discussion below for an analysis of various expense items.

The Company generated a net income of $129,420 for the quarter ended May 31, 2009 compared to a net loss of $449,442 for the quarter ended June 30, 2008.  The Company’s EBITDA was $779,062 for the three month period ended May 31, 2009 compared to $628,804 for the three month period ended June 30, 2008.  The Company’s EBITDA for the three months ended May 31, 2009 was higher than the EBITDA for the three months ended June 30, 2008 due to higher overall net margins.

The following reconciles the net income (loss) to the EBITDA:
	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)

Net income (loss)	$129,420	$(449,442)

Add: interest on long-term debt	56,374	68,770
Add: income tax provision	218,245	331,738
Add: amortization	375,023	677,738

EBITDA	$779,062	$628,804

The Company had a working capital surplus of $1,351,583 and a capital surplus of $22,762,828 as at May 31, 2009.  Cash decreased by $1,603,246 during the three months ended May 31, 2009, resulting in a consolidated cash balance of $8,048,317 as at May 31, 2009.

The following details various items and the effects on cash during the quarter ended May 31, 2009:

Net income (loss)	$129,420

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	745,096
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	(1,574,273)
Prepaid expenses	278,255
Inventory	39,725
Accounts payable and accrued liabilities	(460,284)
Income taxes payable	204,014
Deferred revenues	43,806
Deduct: acquisition of capital assets and payment of curriculum development costs	(108,989)
Deduct: purchase of treasury shares in connection with the Company’s normal course issuer bid	(102,767)
Deduct: payment of accrued management fees and re-payment of capital contributions to related parties	(15,597)
Deduct: payment of capital lease obligations and long-term loans	(102,013)
Deduct: foreign exchange rate effects on working capital accounts and self-sustaining operations in China	(679,639)

Decrease in cash for the quarter ended May 31, 2009	$(1,603,246)

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.

During the first quarter (three months ended November 30, 2008), the Company’s working capital accounts (in particular, accounts receivable, prepaid expenses, accounts payable and deferred revenues) increased substantially as a result of the enrolment of students in September.  Along with the increase in the working capital accounts during the three months ended November 30, 2008, the Company’s cash balance (especially CIBT’s operations in China) also increased which was a result of the Company collecting tuition fees during this period.  As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process.  The changes in the Company’s working capital accounts during the three months ended May 31, 2009 reflects the normal business operating cycle associated with the education business.

SSDC’s business model of ongoing student enrolment throughout the year resulted in an increase in accounts receivable (and increased tuition fee revenues as the courses and programs are delivered) during the quarter ended May 31, 2009.  In addition, SSDC had more practical nursing students, which are longer-term students, enrolled during the period.  The collection of tuition fees from the longer-term students usually spreads out over the term of their studies, with full collection by the time the students finish their courses and programs.  The accounts receivable working capital account increased by $1,574,273 for the three months ended May 31, 2009 which represented a use of cash by the Company from the granting of credit by SSDC to their students during the period.

Prepaid teaching costs, initially reflected as an increase in prepaid expenses and a use of cash at the beginning of the academic year, are being amortized as direct costs during the academic year, and accordingly, the prepaid working capital account decreased by $278,255 for the three months ended May 31, 2009 which represented a source of cash to the Company.  As the academic year progresses, the decrease in the prepaid expense working capital account offsets the earlier increase and consequential use of cash at the start of the academic year.

Sales of textbooks caused the inventory working capital account to decrease by $39,725 for the three months ended May 31, 2009.  The decrease in the inventory working capital account represented a source of cash to the Company from the textbook sales.

The accounts payable working capital account decreased by $460,284 for the three months ended May 31, 2009 which represented a use of cash by the Company to pay trade creditors, educational partners, and professional fees as well as payments for bonuses and earn-outs to certain SSDC personnel.

The accrual for income taxes payable from the operations of CIBT and SSDC resulted in an increase to the income taxes payable working capital account of $204,014 for the three months ended May 31, 2009.  The income taxes have not been paid yet, and as a result the increase in the income taxes payable working capital account during the quarter ended May 31, 2009 represented a source of cash to the Company.  When the income taxes are eventually paid then the income taxes working capital account will decrease and consequently result in a use of cash.

Unique to the educational business sector are deferred revenues since tuition fees are collected in advance of courses and programs being delivered.  When the tuition fees were collected in September, the Company’s cash balance increased and the deferred revenue balance also increased.  Deferred revenues represent a liability to the Company to deliver the courses and programs over the academic year or period since cash was collected for services to be rendered.  As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance (especially for CIBT) decreases as it is recognized as revenues during the period.  The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.  With SSDC’s business model of ongoing student enrolment throughout the year, accounts receivable and deferred revenues increased during the three months ended May 31, 2009.  The increased deferred revenues from SSDC’s operations offset the decrease in deferred revenues from CIBT’s operations, resulting in a net increase of $43,806 in the deferred revenues working capital account which represented a source of cash to the Company.

During the three months ended May 31, 2009, cash was used in the following manner: $108,989 to acquire capital assets and pay for curriculum development costs; $102,767 to purchase 191,000 of its own common shares under the TSX normal course issuer bid; $15,597 to pay accrued management fees and re-pay capital contributions to related parties; and $102,013 to pay for capital lease obligations and principal on long-term loans.

Foreign exchange rate effects on the working capital accounts (especially the deferred revenues account) of CIBT’s self-sustaining operations in Beijing and Weifang are recorded to reflect the changes during the periods.  For the three months ended May 31, 2009 the amount was a decrease of $679,639 and for the nine months ended May 31, 2009 the amount was a decrease of $120,419.  The amount for the nine months ended May 31, 2009 absorbs the seasonality nature of the working capital accounts.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)	Three Months Ended February 28, 2009 (Second Quarter)	Three Months Ended May 31, 2009 (Third Quarter)
Total revenues	$10,520,909	$9,866,359	$11,374,623

Net income (loss)	$149,669	$(76,812)	$129,420

Income (loss) per share	$0.00	$(0.00)	$0.00

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter) (Restated)	Three Months Ended December 31, 2007 (Second Quarter) (Restated)	Three Months Ended March 31, 2008 (Third Quarter) (Restated)	Three Months Ended June 30, 2008 (Fourth Quarter) (Restated)	Two Months Ended August 31, 2008 (Stub Period)
Total revenues	$2,259,161	$3,116,913	$8,978,829	$12,600,784	$5,318,807

Net income (loss)	$(360,424)	$(862,472)	$(363,546)	$(449,442)	$(3,662,231)

Income (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.06)

Selected Financial Information	Three Months Ended September 30, 2006 (First Quarter)	Three Months Ended December 31, 2006 (Second Quarter)	Three Months Ended March 31, 2007 (Third Quarter)	Three Months Ended June 30, 2007 (Fourth Quarter)
Total revenues	$1,635,768	$2,301,505	$2,219,701	$3,144,108

Net income (loss)	$750,511	$257,428	$(59,446)	$(735,387)

Income (loss) per share	$0.02	$0.01	$(0.00)	$(0.01)

RESULTS OF OPERATIONS

The following table compares selected financial information for the quarter ended May 31, 2009 to the quarter ended June 30, 2008.

Selected Financial Information	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)
Total gross revenues	$11,374,623	$12,600,784

Gross educational revenues – CIBT	$2,701,078	$2,123,649
Net educational revenues – CIBT	$1,422,455	$1,242,321

Gross educational revenues – SSDC	$8,399,890	$9,904,820
Net educational revenues – SSDC	$5,700,291	$6,494,447

Gross design and advertising revenues – IRIX	$273,655	$572,315
Net design and advertising revenues – IRIX	$173,222	$248,754

General and administrative expenses	$6,284,793	$6,802,543

Amortization	$375,023	$677,738

Stock-based compensation	$89,438	$399,993

Net income (loss)	$129,420	$(449,442)

Earnings (loss) per share	$0.00	$(0.01)

Total assets	$41,764.590	$41,905,107

Long-term liabilities	$1,353,243	$674,219

CIBT

Gross revenues for CIBT during the three months ended May 31, 2009 were $2,701,078 compared to $2,123,649 for the three months ended June 30, 2008, an increase of 27%.  Net revenues averaged a 53% margin during the three months ended May 31, 2009 compared to a 58% margin during the three month period ended June 30, 2008.  The decrease in margins is a result of increased teaching costs for the MBA programs and increased costs in connection with the auto school programs.

The CIBT student population was 2,804 as at May 31, 2009 compared to 3,259 as at June 30, 2008.  Revenue per student averaged Chinese RMB 5,432 for the three months ended May 31, 2009 compared to an average of Chinese RMB 4,525 per student for the three months ended June 30, 2008, an increase of 20%.  The changes in student population and average revenue per student was a result of CIBT’s business strategy of shifting from courses generating lower revenues with higher student headcount to courses generating higher revenues with lower student headcount.

CIBT generated a net loss of $234,509 for the three month period ended May 31, 2009 compared to a net loss of $57,530 for the three month period ended June 30, 2008.  CIBT’s EBITDA was a loss of $5,201 for the three month period ended May 31, 2009 compared to earnings of $368,704 for the three month period ended June 30, 2008.  CIBT’s EBITDA for the three months ended May 31, 2009 was lower than the EBITDA for the three months ended June 30, 2008 due to higher costs incurred to deliver the MBA programs and the auto programs, and the effects of foreign currency translation of the integrated operations of the Chinese subsidiaries.

The following reconciles the net income (loss) to the EBITDA:
	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)

Net income (loss)	$(234,509)	$(57,530)

Add: interest on long-term debt	-	-
Add: income tax provision	87,275	331,738
Add: amortization	142,033	94,496

EBITDA	$(5,201)	$368,704

SSDC

Gross revenues for SSDC during the three months ended May 31, 2009 were $8,399,890 compared to $9,904,820 for the three months ended June 30, 2008.  However, for the quarter ended June 30, 2008, the operating results for SSDC included an extra operating period due to the nature of its operating cycle, a 52 week operating period with 13 reporting periods.  Due to the inclusion of an extra operating period in the quarter ended June 30, 2008 by SSDC, the comparison of the SSDC operating results for the quarter ended May 31, 2009 to the quarter ended June 30, 2008 is not entirely comparable.  If the extra SSDC operating period is excluded then SSDC’s gross revenues for the quarter ended June 30, 2008 would have been $7,583,142.  Comparing gross revenues of $8,399,890 for the quarter ended May 31, 2009 to the adjusted gross revenue amount of $7,583,142 for the quarter ended June 30, 2008 results in an increase of 11%.  Net revenues averaged a 68% margin during the quarter ended May 31, 2009 and a 66% margin during the quarter ended June 30, 2008.

The SSDC student population was 2,254 as at May 31, 2009 compared to 1,712 as at June 30, 2008.  Revenue per student averaged $3,727 for the three months ended May 31, 2009 compared to an average of $4,261 per student for the three months ended June 30, 2008, a decrease of 12%.  The student population increase was due to organic growth and the acquisition of Concordia Career College and Modus International Language Institute.  Revenue per student in Canada is consistent with prior periods with a marginal decrease due to new student population mix as a result of the acquisition.  The business strategy for SSDC is to increase its international student population at the language schools with lower revenue per student with the expectation that these international students will ultimately transfer their study to the diploma and degree programs with higher revenue per student upon completion of their language study in Canada.  The strategy of broadening the language student body is to increase SSDC’s international revenue, and create a feeder system that will feed international language students to SSDC’s premium (diploma and degree) courses.

SSDC generated a net income of $1,306,834 before inter-corporate interest and management fee charges of $1,001,122 for the three month period ended May 31, 2009 compared to a net income of $502,288 for the three month period ended June 30, 2008.  SSDC’s EBITDA was $1,704,316 for the three month period ended May 31, 2009 compared to $1,136,099 for the three month period ended June 30, 2008.  SSDC’s EBITDA for the three months ended May 31, 2009 was higher than the EBITDA for the three months ended June 30, 2008 due to higher gross revenues.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)

Net income (loss) before inter-corporate charges	$1,306,834	$502,288

Add: interest on long-term debt	56,374	68,794
Add: income tax provision	130,970	-
Add: amortization	210,138	565,017

EBITDA	$1,704,316	$1,136,099

IRIX

Gross revenues for IRIX during the three months ended May 31, 2009 were $273,655 compared to $572,315 for the three months ended June 30, 2008, a decrease of 52%.  The current economic slowdown has affected IRIX’s advertising revenues, especially for advertising and marketing campaigns in the real estate sector.  Net revenues averaged a 63% margin during the quarter ended May 31, 2009 compared to a 43% margin during the quarter ended June 30, 2008.  IRIX generated a net loss of $29,296 before inter-corporate fees of $4,118 for the three month period ended May 31, 2009 compared to a net loss of $26,473 for the three month period ended June 30, 2008.  IRIX’s EBITDA was a loss of $21,925 for the three month period ended May 31, 2009 compared to a loss of $18,832 for the three month period ended June 30, 2008.  The loss in the current quarter is a result of lower gross revenues, due to the economic slowdown negatively affecting advertising and marketing campaigns.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)

Net income (loss) before inter-corporate charges	$(29,296)	$(26,473)

Add: interest on long-term debt	-	-
Add: income tax provision	-	-
Add: amortization	7,371	7,641

EBITDA	$(21,925)	$(18,832)

General and Administrative Expenses – Consolidated Group (Corporate, CIBT, SSDC and IRIX)

The following table compares selected financial information for the quarter ended May 31, 2009 to the quarter ended June 30, 2008.

Selected Financial Information	Three Months Ended May 31, 2009	Three Months Ended June 30, 2008 (Restated)

Advertising	$1,357,140	$2,020,271

Consulting and management fees	$302,688	$5,112

Professional fees	$343,596	$297,036

Rent	$712,835	$1,034,365

Salaries and benefits	$2,274,528	$2,396,139

Note – For the quarter ended June 30, 2008, the operating results for SSDC included an extra operating period due to the nature of its operating cycle, a 52 week operating period with 13 reporting periods.  As a result of the change in fiscal year end from June 30th to August 31st by the Company and the inclusion of an extra operating period in the quarter ended June 30, 2008 by SSDC, the comparison of the SSDC operating results for the quarter ended May 31, 2009 to the quarter ended June 30, 2008 is not entirely comparable.

Advertising costs for the quarter ended May 31, 2009 amounted to $1,357,140 compared to $2,020,271 for the quarter ended June 30, 2008.  Of the $1,357,140 advertising costs incurred in the current quarter, $1,029,365 was incurred by SSDC’s operations.  The balance of $327,775 was attributable to CIBT’s operations.  In the prior quarter, $1,715,536 was incurred by SSDC’s operations and $304,735 was attributable to CIBT’s operations.  SSDC’s advertising costs for the quarter ended June 30, 2008 appears higher as a result of the inclusion of the extra operating period.  If the extra SSDC operating period is excluded then SSDC’s advertising costs for the quarter ended June 30, 2008 would have been $1,334,594.  In an effort to reduce costs, SSDC reduced its advertising spending in the current period due to the current economic downturn.  SSDC uses expensive advertising media in its marketing campaigns.  SSDC utilizes television and radio which costs more than print media, but SSDC’s use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness.  On a relative percentage basis, SSDC’s advertising costs was 12% of its current quarter gross revenues compared to 17% of its prior quarter gross revenues while CIBT’s advertising costs was 12% of its current quarter gross revenues compared to 14% of its prior quarter gross revenues.

Consulting and management fees totaled $302,688 for the three month period ended May 31, 2009 as compared to $5,112 for the three month period ended June 30, 2008.  The increase was primarily a result of increased use of consultants for business expansion and corporate financing activities, and a bonus accrual to the CEO of the Company.  The $302,688 was comprised of the following: $120,000 of payments and bonus accruals to the CEO of the Company: $21,000 of payments to Directors of the Company; $66,138 of payments to consultants for curriculum development services; $55,550 of payments to consultants for business expansion consulting services; and $40,000 of payments to consultants for corporate finance consulting services.

Professional fees totaled $343,596 for the quarter ended May 31, 2009 compared to $297,036 for the quarter ended June 30, 2008.  The professional fees incurred in the current quarter relates to the ongoing and required use of specialized experts in the fields of valuation, taxation and internal controls in order to be in compliance with the various regulators in North America and Asia.  Since the Company is a SEC Registrant in the U.S., the Company must comply with the Sarbanes-Oxley Act (Section 404 - Internal Controls), and accordingly engaged the services of professionals that specializes in compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls).  In addition, the Company’s auditors were involved in the audit and review of the Company’s annual Form 20-F filing with the SEC in the U.S.  The use of these various professionals and experts account for the increased costs.

Rentals and lease costs of $712,835 were incurred during the quarter ended May 31, 2009 as compared to $1,034,365 for the quarter ended June 30, 2008.  In the current quarter, a total of $600,013 was from SSDC’s operations, which has multi-campus locations in Canada.  CIBT’s operations accounted for $69,598 of the current quarter rentals and lease costs, and Corporate operations accounted for the balance of $43,224.  For the prior quarter, SSDC’s operations incurred $948,834 in rentals and lease costs, CIBT’s operations accounted for $43,169 of the prior quarter rentals and lease costs, and Corporate operations accounted for the balance of $42,362.  SSDC’s rentals and lease costs for the quarter ended June 30, 2008 appears higher as a result of the inclusion of the extra operating period.  If the extra SSDC operating period is excluded then SSDC’s rentals and lease costs for the quarter ended June 30, 2008 would have been $706,913.  To reduce rentals and lease costs in the current period, SSDC closed the TTI campus and combined the TTI operations with the SSDC campuses.  On a relative percentage basis, SSDC’s rentals and lease costs was 7% of its current quarter gross revenues compared to 10% of its prior quarter gross revenues while CIBT’s rentals and lease costs was 3% of its current quarter gross revenues compared to 2% of its prior quarter gross revenues.

Personnel costs for the three months ended May 31, 2009 amounted to $2,274,528 compared to $2,396,139 for the three months ended June 30, 2008.  Of the $2,274,528 personnel costs incurred in the current quarter, $1,603,143 was incurred by SSDC’s operations, $436,933 was attributable to CIBT’s operations, $156,995 was incurred by IRIX’s operations, and $77,457 was from Corporate operations.  In the prior quarter’s $2,396,139 personnel costs, $1,878,212 was incurred by SSDC’s operations, $255,288 was attributable to CIBT’s operations, $199,880 was incurred by IRIX’s operations, and $62,759 was from Corporate operations.  On a relative percentage basis, SSDC’s personnel costs was 19% of its current quarter gross revenues compared to 19% of its prior quarter gross revenues while CIBT’s personnel costs was 16% of its current quarter gross revenues compared to 12% of its prior quarter gross revenues.

Overall, general and administrative expenses for the quarter ended May 31, 2009 was $6,284,793 (which represented 55% of the total gross revenues) compared to $6,802,543 (which represented 54% of the total gross revenues) for the quarter ended June 30, 2008.

Amortization

Amortization expense of $375,023 was recorded in the current quarter ended May 31, 2009 compared to $677,738 for the quarter ended June 30, 2008.  The majority of the amortization expense relates to the amortization of finite life intangible assets that were purchased in during Fiscal 2007 and Fiscal 2008.  Amortization is a non-cash expense and does not negatively affect the cash flow of the Company.

Stock-based Compensation

Stock-based compensation totaled $89,438 for the three months ended May 31, 2009, and $399,993 for the three months ended June 30, 2008.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2006, Fiscal 2007 and Fiscal 2008 being recognized and recorded in the current fiscal periods.  The stock-based compensation expense from the stock option grants in Fiscal 2006, Fiscal 2007 and Fiscal 2008 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted.

ACQUISITIONS

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively “Concordia Group” and the “Concordia Group Assets”).  The Concordia Group Assets will enable the Company to continue to operate the Concordia Group business which consists of career and English language schools with a special focus on the Korean, Japanese and Latin American markets.  The Concordia Group is based in Vancouver, with Concordia Career College being a registered member of the Private Career Training Institutions Agency and Modus International Language Institute being a registered member of the Canadian Education Centre Network.  The operations of the Concordia Group have been integrated with SSDC’s operations in Canada.  As consideration the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period.

The acquisition of the Concordia Group Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:
Fair Value of Assets Acquired

Accounts receivable	$11,477
Property and equipment	41,624
Intangible assets	109,303
Deferred revenue	(12,404)

Net assets acquired equal to purchase price	$150,000

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at May 31, 2009, the Company had a working capital surplus of $1,351,583 (August 31, 2008 – $192,136) and a net shareholders’ equity of $22,762,828 (August 31, 2008 – $22,494,807).  The Company’s overall cash position decreased by $1,603,246 during the three month period ended May 31, 2009, resulting in a consolidated cash balance of $8,048,317 as at May 31, 2009.

The following details various items and the effects on cash during the quarter ended May 31, 2009:

Net income (loss)	$129,420

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	745,096
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	(1,574,273)
Prepaid expenses	278,255
Inventory	39,725
Accounts payable and accrued liabilities	(460,284)
Income taxes payable	204,014
Deferred revenues	43,806
Deduct: acquisition of capital assets and payment of curriculum development costs	(108,989)
Deduct: purchase of treasury shares in connection with the Company’s normal course issuer bid	(102,767)
Deduct: payment of accrued management fees and re-payment of capital contributions to related parties	(15,597)
Deduct: payment of capital lease obligations and long-term loans	(102,013)
Deduct: foreign exchange rate effects on working capital accounts and self-sustaining operations in China	(679,639)

Decrease in cash for the quarter ended May 31, 2009	$(1,603,246)

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  The Company’s educational business (especially CIBT) follows the typical student enrolment season for the education business sector, which is September of every year.  A substantial amount of the Company’s tuition fees (approximately 60%) are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic year which operates from September to June.  During the first quarter (three months ended November 30, 2008), the Company’s working capital accounts (in particular, accounts receivable, prepaid expenses, accounts payable and deferred revenues) increased substantially as a result of the enrolment of students in September.  Along with the increase in the working capital accounts during the three months ended November 30, 2008, the Company’s cash balance (especially CIBT’s operations in China) also increased which was a result of the Company collecting tuition fees during this period.  As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process.  The changes in the Company’s working capital accounts during the three months ended May 31, 2009 reflects the normal business operating cycle associated with the education business.

SSDC’s business model of ongoing student enrolment throughout the year resulted in an increase in accounts receivable (and increased tuition fee revenues as the courses and programs are delivered) during the quarter ended May 31, 2009.  In addition, SSDC had more practical nursing students, which are longer-term students, enrolled during the period.  The collection of tuition fees from the longer-term students usually spreads out over the term of their studies, with full collection by the time the students finish their courses and programs.  The accounts receivable working capital account increased by $1,574,273 for the three months ended May 31, 2009 which represented a use of cash by the Company from the granting of credit by SSDC to their students during the period.

Prepaid teaching costs, initially reflected as an increase in prepaid expenses and a use of cash at the beginning of the academic year, are being amortized as direct costs during the academic year, and accordingly, the prepaid working capital account decreased by $278,255 for the three months ended May 31, 2009 which represented a source of cash to the Company.  As the academic year progresses, the decrease in the prepaid expense working capital account offsets the earlier increase and consequential use of cash at the start of the academic year.

Sales of textbooks caused the inventory working capital account to decrease by $39,725 for the three months ended May 31, 2009.  The decrease in the inventory working capital account represented a source of cash to the Company from the textbook sales.

The accounts payable working capital account decreased by $460,284 for the three months ended May 31, 2009 which represented a use of cash by the Company to pay trade creditors, educational partners, and professional fees as well as payments for bonuses and earn-outs to certain SSDC personnel.

The accrual for income taxes payable from the operations of CIBT and SSDC resulted in an increase to the income taxes payable working capital account of $204,014 for the three months ended May 31, 2009.  The income taxes have not been paid yet, and as a result the increase in the income taxes payable working capital account during the quarter ended May 31, 2009 represented a source of cash to the Company.  When the income taxes are eventually paid then the income taxes working capital account will decrease and consequently result in a use of cash.

Unique to the educational business sector are deferred revenues since tuition fees are collected in advance of courses and programs being delivered.  When the tuition fees were collected in September, the Company’s cash balance increased and the deferred revenue balance also increased.  Deferred revenues represent a liability to the Company to deliver the courses and programs over the academic year or period since cash was collected for services to be rendered.  As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance (especially for CIBT) decreases as it is recognized as revenues during the period.  The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.  With SSDC’s business model of ongoing student enrolment throughout the year, accounts receivable and deferred revenues increased during the three months ended May 31, 2009.  The increased deferred revenues from SSDC’s operations offset the decrease in deferred revenues from CIBT’s operations, resulting in a net increase of $43,806 in the deferred revenues working capital account which represented a source of cash to the Company.

During the three months ended May 31, 2009, cash was used in the following manner: $108,989 to acquire capital assets and pay for curriculum development costs; $102,767 to purchase 191,000 of its own common shares under the TSX normal course issuer bid; $15,597 to pay accrued management fees and re-pay capital contributions to related parties; and $102,013 to pay for capital lease obligations and principal on long-term loans.

Foreign exchange rate effects on the working capital accounts (especially the deferred revenues account) of CIBT’s self-sustaining operations in Beijing and Weifang are recorded to reflect the changes during the periods.  For the three months ended May 31, 2009 the amount was a decrease of $679,639 and for the nine months ended May 31, 2009 the amount was a decrease of $120,419.  The amount for the nine months ended May 31, 2009 absorbs the seasonality nature of the working capital accounts.

The current economic downturn may have an impact, both positively and negatively, on the Company’s revenues.  CIBT’s student enrolment may be negatively affected since CIBT targets the higher end of the education market in China (relatively higher tuition fees for higher quality education).  Some students or potential students may no longer be able to afford the higher tuition fees that CIBT charges.  SSDC’s student enrolment may not be negatively affected by the current economic situation since SSDC offers a broad range of courses and programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training.  Government funded programs may encourage the unemployed to seek new opportunities through SSDC’s courses and programs, and accordingly have a positive effect on SSDC’s revenues.

The following table details the Company’s contractual obligations as at May 31, 2009.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Long-term debt	$348,259	$338,358	$9,901	-	-

Capital lease obligations	$201,799	$36,396	$157,741	$7,662	-

Operating lease	$3,404,253	$758,276	$2,526,277	$119,700	-

Deferred revenues	$12,571,718	$12,571,718	-	-	-

Other long-term obligations	-	-	-	-	-

Total contractual obligations	$16,526,029	$13,704,748	$2,693,919	$127,362	-

On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on October 8, 2009.  During the three months ended May 31, 2009, the Company expended $102,767 to purchase 191,000 of its own common shares.

TRANSACTIONS WITH RELATED PARTIES

As at May 31, 2009, a balance of $18,464 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties represent accrued (and expensed) but unpaid management fees and bonuses, which have been fully authorized and approved by the Board of Directors and Senior Management Staff of the Company.

During the three months ended May 31, 2009 the Company and its subsidiaries incurred $329,470 (three months ended June 30, 2008 – $246,480) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.  During the nine months ended May 31, 2009 the Company and its subsidiaries incurred $835,410 (nine months ended June 30, 2008 – $664,980) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.  A bonus of $300,000 is payable to the CEO of the Company in quarterly instalments of $75,000 per quarter.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the unaudited interim consolidated financial statements for the quarter ended May 31, 2009.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by Management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT and SSDC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included Management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is United States dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized Management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 “Capital Disclosures”; (b) Handbook Section 3862 “Financial Instruments – Disclosures”; (c) Handbook Section 3863 “Financial Instruments - Presentation”; and (d) Handbook Section 3031 “Inventories”.  The main requirements of these new standards and the resulting financial statement impact are described below.  Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.

Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.

Inventories, Section 3031
Under this standard, which replaces Section 3030, “Inventories”, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the previous guidance of the “lower of cost and market”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replace CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009.  The Company is in the process of evaluating the impact Section 3064 will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:
•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at May 31, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total

Financial Assets

Cash and cash equivalents	$8,048,317	$-	$-	$-	$8,048,317
Accounts receivable	-	-	6,930,154	-	6,930,154
Marketable securities	1,437	185,792	-	-	187,229

	$8,049,754	$185,792	$6,930,154	$-	$15,165,700

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$2,658,333	$2,658,333
Long-term debt	-	-	-	348,259	348,259
Due to related parties	-	-	-	18,464	18,464

	$-	$-	$-	$3,025,056	$3,025,056

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term installment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

Currently, the Company does not enter into derivative financial instruments or hedging instruments to reduce the exposure to fluctuations in any foreign currency, credit, interest rate or liquidity risks impacting the operations of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing, designing and maintaining the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting.  The CEO and CFO designed the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting using the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) Internal Control – Integrated Framework.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of August 31, 2008 to provide reasonable assurance that material information relating to the Company and its subsidiaries would have been summarized and reported on a timely basis and communicated to the issuer’s Management, including its CEO and CFO (or persons who perform similar functions to a CEO and CFO), as appropriate to allow timely decisions regarding required disclosure.  Additionally, the CEO and CFO, together with Management, have designed internal controls over financial reporting in accordance with Canadian GAAP.

Based on the evaluation as of August 31, 2008, the CEO and CFO have concluded that the operation of the Company’s disclosure controls and procedures was ineffective in certain areas with improvements needed.  During the fiscal period ended August 31, 2008, the Company transacted in two major acquisitions that had complex accounting and valuation issues.  Due to the complexities of these transactions during the fiscal period ended August 31, 2008, the Company reported certain financial information in the Company’s quarterly reports which subsequently had to be restated.  In addition, fair values were required to be determined for these major acquisitions which had a major impact on the consolidated financial statements.  The Company was unable to obtain and determine the fair values on a timely basis which led to delays in closing and finalizing the Company’s consolidated financial statements, and as a result the Company’s consolidated financial statements for the fiscal period ended August 31, 2008 was late in filing with the regulators.

Consequently, the Company identified certain weaknesses and the need for improvement of controls and procedures in the following areas: (i) timely preparation of the financial information needed for the consolidated financial statements, and (ii) use of technically experienced personnel for complex accounting and valuation issues to ensure proper reporting of the financial information.

The Company has made improvements to its controls and procedures to address the two areas described above.  Management expects to continue these efforts to further strengthen the Company’s internal controls over financial reporting.  Since August 31, 2008, the Company has been and will be: (i) closely monitoring financial transactions to identify complex issues that need technical expertise to resolve on a timely basis, and (ii) engaging personnel with the proper technical expertise to assist the Company in preparing the financial information required for the Company’s consolidated financial statements.

The Company’s CEO and CFO have concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of May 31, 2009 and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

The Company’s CEO and CFO, with the assistance of other Company personnel and consultants, conducted an evaluation of the design and effectiveness of the Company’s internal controls over financial reporting using the COSO Internal Control – Integrated Framework.  Based on this evaluation, the CEO and CFO have concluded that the Company’s internal controls over financial reporting were effective as at May 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes.  There were no changes in the Company’s internal controls over financial reporting during the three months ended May 31, 2009 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

It should be noted that while the CEO and CFO have evaluated the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting for the current fiscal period, and concluded that they are currently effective, they expect that the disclosure controls and procedures or internal controls over financial reporting may not prevent all errors and fraud.  A control system, no matter how well designed or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.  While the CEO, CFO and Management believes that the Company has designed adequate controls and procedures, there is no certainty that lapses in the controls and procedures will not occur and/or mistakes will not happen.  Upon discovery of lapses in the effectiveness of designed controls, the Company takes steps to implement changes and enforcement as deemed appropriate to reduce the risks of material errors or misstatements in its reporting to an acceptable level.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
SCHEDULE OF SHARE CAPITAL
AS AT JULY 10, 2009

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$20,136,676

- for cash by exercise of options at $0.30 per share	50,000	15,000
- for cash by exercise of options at $0.35 per share	100,000	35,000
- for cash by exercise of options at $0.50 per share	175,000	87,500
- for cash by exercise of options at $0.80 per share	50,000	40,000
- for cash by exercise of warrants at $0.58 per share	1,036,000	600,880
- for cash by exercise of warrants at $0.80 per share	20,000	16,000
- for private placement at $0.75 per share	6,003,330	4,502,498
- fees and commissions for private placement	-	(177,175)
- for acquisition of CIBT common shares at $1.00 per share	4,853,113	4,853,113
- contributed surplus reallocated on exercise of stock options	-	96,500

Balance at June 30, 2007	47,840,073	30,205,992

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent’s warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and July 10, 2009	64,109,297	$44,350,606

Escrow shares
No escrow shares were issued and outstanding as at July 10, 2009.

Stock options
Details of options outstanding and as at July 10, 2009 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
415,000	$0.50	December 15, 2009	0.50 years
1,325,000	$0.58	February 19, 2011	1.68 years
100,000	$1.70	March 19, 2011	1.75 years
750,000	$2.00	March 19, 2011	1.75 years
210,000	$0.51	January 21, 2012	2.60 years
1,450,000	$1.53	June 21, 2012	3.01 years
4,250,000

Share purchase warrants
Details of warrants outstanding as at July 10, 2009 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
2,948,332	C$0.80	February 13, 2010 ***	0.66 years
236,842	C$1.90	November 27, 2009	0.45 years
1,371,724	C$2.25	November 27, 2009	0.45 years
22,500	C$1.90	January 7, 2010	0.56 years
632,521	C$2.25	January 7, 2010	0.56 years
5,211,919

***    On January 29, 2009, the Company extended the term of these warrants for an additional one year term.